PROSPECTUS

                                5,000,000 SHARES

                               PACKAGED ICE, INC.
                                  COMMON STOCK

      We are offering 5,000,000 shares of our common stock. We plan to issue and sell the shares from time to time to the owners of businesses, properties and/or assets we may acquire in the future. The specific terms upon which we will issue these shares will be determined by negotiations with the owners of the businesses we acquire. We expect the shares we issue in an acquisition to be reasonably related to prevailing market prices of common stock at or near the time we enter an acquisition agreement or consummate the acquisition.

      Our common stock trades on the Nasdaq National Market under the symbol "ICED." On April 26, 1999, the last reported sale price of the common stock on the Nasdaq National Market was $6.125 per share.

      We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing the shares in acquisitions, although we may pay finder's fees in specific acquisitions. Any person receiving a finder's fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

      All of the shares offered by this prospectus may, subject to certain conditions, also be offered and resold from time to time pursuant to this prospectus by the persons who receive the shares in acquisitions. Subject to certain conditions, this prospectus may also be used by persons to reoffer and resell shares of our common stock covered by prospectuses under other registration statements that they received in connection with acquisitions.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED ANY OF THE SECURITIES OFFERED BY THIS PROSPECTUS OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this prospectus is April 27 , 1999.

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                   TABLE OF CONTENTS

Where You Can Find More Information.........................    3

Forward-Looking Statements..................................    4

The Company.................................................    4

Acquisition Terms...........................................    5

Market Price and Dividend Policy............................    5

Description of Capital Stock................................    6

Selling Shareholders........................................    6

Legal Matters...............................................    7

Experts.....................................................    7

                                ----------------

    Frequently in this prospectus, we refer to ourselves, Packaged Ice, Inc., as "we," "us," or "Packaged Ice." Generally we refer to ourselves as "we" or "us" when discussing our operations. As the context requires, references to "we" and "us" include all of our subsidiaries, including Reddy Ice Corporation and Cassco Ice & Cold Storage, Inc. Generally, we refer to ourselves as "Packaged Ice" when discussing our legal entity which will issue the common shares, its structure or other matters which require us to differentiate such legal entity from the group of companies we use to conduct our business.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information we file with the SEC at its public reference rooms in Washington, D.C. (450 Fifth Street, N.W. 20549), New York, New York (7 World Trade Center, Suite 1300 10048) and Chicago, Illinois (500 West Madison Street, Suite 1400 60661). Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the internet, through a database maintained by the SEC at http://www.sec.gov.

      We filed a registration statement on Form S-4 to register with the SEC the shares offered by this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our stock.

      The SEC allows us to "incorporate by reference" into this document the information we file with them. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information incorporated later.

      We incorporate by reference the documents listed below:

      1.    Annual Report on Form 10-K for the fiscal year ended December 31,
            1998.

      2. Current Report on Form 8-K dated August 14, 1998 as amended by Form 8-K/A dated December 22, 1998.

      3. Current Report on Form 8-K dated April 1, 1998, as amended by Form 8-K/A dated May 12, 1998.

      We also incorporate by reference all future filings we make with the SEC between the date of this document and the date upon which we sell all the securities we offer with this document.

      You may obtain copies of these documents at no cost by requesting them from us in writing at the following address:

                               Packaged Ice, Inc.
                            Attn: Investor Relations
                          8572 Katy Freeway, Suite 101
                              Houston, Texas 77024
                               Tel: (713) 464-9384

      To ensure timely delivery of these materials, you should make any request no later than five business days prior to the date on which you intend to vote on or otherwise consent to or approve our acquisition of your business. You should rely only on the information provided in this document or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Information is accurate only as of the date of the documents containing the information, unless the information specifically indicates that another date applies.

                           FORWARD-LOOKING STATEMENTS

      This document contains certain forward-looking statements within the meaning of the federal securities laws. We base forward-looking statements on our reasonable beliefs, assumptions and expectations of our future economic performance, taking into account information currently available to us. However, forward-looking statements involve risks and uncertainties which could cause actual outcomes and results to differ materially from the expected outcomes and results expressed or implied in such forward-looking statements. Some of the risks and uncertainties which could cause actual outcomes and results to differ materially from our expectations include:

   o  the impact of general economic conditions and seasonality;

   o  industry-wide market factors, including competition;

   o our ability to identify and complete acquisitions and successfully integrate the operating philosophies and practices of the businesses we acquire;

   o  the availability of capital sources;

   o  our substantial leverage and our ability to service debt; and

   o  the availability of credit facilities and restrictive covenants.

      The words "believes," "anticipates," "expects" and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or other factors.

                                   THE COMPANY

      We are the largest manufacturer and distributor of packaged ice in the United States and currently serve over 70,000 customer locations in 26 states and the District of Columbia.

      We predominantly operate in two business segments, ice products and non-ice operations. Ice products consist of (a) the manufacture and delivery of traditional ice from a central point of production to the point of sale and (b) the installation of Ice Factories, our proprietary machines that produce, package, store and merchandise ice at the point of sale through an automated, self-contained system. Non-ice operations consist of refrigerated warehousing, bottled water and the manufacturing and leasing of ice equipment.

      As of December 31, 1998, Packaged Ice owned or operated 76 ice manufacturing plants, four manufacturing facilities for other than ice production (such as bottled water and manufacturing and leasing of ice equipment), 39 distribution centers and nine refrigerated warehouses. In addition, Packaged Ice has an installed base of 1,835 Ice Factories.

      Packaged Ice's principal executive offices are located at 8572 Katy Freeway, Suite 101, Houston, Texas 77024. Its telephone number is (713) 464-9384.

                                ACQUISITION TERMS

      This prospectus covers the offer and sale of up to 5,000,000 shares of our common stock that we may issue from time to time in connection with the future direct and indirect acquisitions of other businesses, properties or securities in business combination transactions. We will furnish this prospectus to the securityholders or owners of the businesses we acquire in exchange for the shares we offer by this prospectus.

      We expect that the terms upon which we issue the shares will be determined through negotiations with the securityholders or principal owners of the businesses whose securities or assets we acquire. We expect that the shares we issue in an acquisition will be valued at prices reasonably related to the market price for our common stock prevailing at or near the time we enter into an acquisition agreement or consummate the acquisition.

      We will pay all expenses of the offering of these shares. We will pay no underwriting discounts or commissions in connection with the issuance of these shares, although we may pay finder's fees with respect to specific acquisitions. Any person receiving a finder's fee may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933.

      We will use this prospectus in connection with the issuance of our shares only in those acquisitions that would be exempt from registration except for the possibility of integration with other transactions. If an acquisition would not be so exempt, we will furnish those offerees this prospectus, as amended by a post-effective amendment to the registration statement (on Form S-4) of which this prospectus is a part.

      If we consummate an acquisition (or series of acquisitions since the date of our most recently audited financial statements) that would have a material financial effect on us, we will file a Current Report on Form 8-K containing the financial and other information about the acquisition(s) that would be material to subsequent purchasers of the shares we offer through this prospectus.

      Our common stock is quoted on The Nasdaq National Market. The shares we issue in acquisitions may be subject to restrictions on resale imposed by Rules 144 and 145 under the Securities Act of 1933. In addition, we may impose certain contractual holding period requirements upon persons acquiring our shares in acquisitions.

                        MARKET PRICE AND DIVIDEND POLICY

      Our common stock is quoted on The Nasdaq National Market under the symbol "ICED." The following table sets forth the range of high and low sales prices of our common stock as reported on Nasdaq for the periods indicated. Prior to January 29, 1999, the day on which our common stock was first publicly traded, there was no public market for our common stock.

      1999                                                HIGH      LOW
                                                        -------   -------
      First Quarter (beginning January 29, 1999)......   $8.63     $6.00
      Second Quarter (through April 26, 1999).........   $6.125    $5.00

      On April 26, 1999, the closing sale price of our common stock as quoted on Nasdaq was $6.125 per share. As of April 5, 1999, there were approximately 140 shareholders of record of our common stock. However, we estimate that there were approximately 2,470 beneficial holders of our common stock as of April 5, 1999.

      We have never declared or paid any cash dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future. In addition, our credit facility and, in some instances, our indenture governing the 9 3/4% senior notes, prohibit us from paying dividends on our common stock. We intend to retain any future earnings to fund the growth of our business.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

      Packaged Ice is currently authorized to issue up to 50,000,000 shares of common stock, par value $0.01 per share, and up to 5,000,000 shares of preferred stock, par value $0.01 per share. The board of directors of Packaged Ice has authorized the designation of 500,100 shares of preferred stock. As of April 5, 1999, the two classes of preferred stock were as follows:

   o 500,000 shares as 10% exchangeable preferred stock, of which 272,890 shares are outstanding; and

   o 100 shares as Series C Preferred Stock, of which 100 shares are outstanding.

      In addition, 393,700 shares and 1,000,000 shares of common stock have been reserved for issuance upon the exercise of stock options under the 1994 and 1998 Stock Option Plans, respectively, and 2,979,423 shares have been reserved for issuance upon the exercise of outstanding warrants.

COMMON STOCK

      Holders of common stock are entitled to one vote per share on all matters to be voted on by shareholders of Packaged Ice. In the event that our board of directors declares dividends out of legally available funds, holders of common stock are entitled to ratably receive such dividends, subject to the payment of any preferential dividends with respect to any convertible preferred stock outstanding at such time. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in any assets available for distribution to such holders after payment of all our obligations, subject to the payment of any preferential distributions with respect to any preferred stock outstanding at such time. Holders of common stock do not have preemptive rights or cumulative voting rights. The common stock has no conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock.

                              SELLING SHAREHOLDERS

      This prospectus may also be used for reoffers and resales by persons who receive our common stock in acquisitions and who may be entitled to reoffer and resell such shares under circumstances requiring the use of a prospectus. However, no person will be authorized to use this prospectus for an offer of such shares without first obtaining our consent. We may consent to the use of this prospectus by such selling shareholders for a limited period of time and subject to limitations and conditions, which may be varied by agreement between us and such selling shareholders. A supplement to this prospectus will set forth information identifying any such selling shareholders and disclosing the information about such selling shareholders and the securities to be sold as may then be required by the Securities Act and the rules of the SEC.

                                  LEGAL MATTERS


      The validity of the common stock offered by this prospectus will be passed upon for us by Akin, Gump, Strauss, Hauer & Feld, L.L.P.

                                     EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference from Packaged Ice, Inc.'s (the "Company") Annual Report on Form 10-K for the year ended December 31, 1998 and the consolidated financial statements of Reddy Ice Corporation incorporated in the prospectus by reference from the Company's current report on Form 8-K/A dated May 12, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of Cassco Ice & Cold Storage, Inc. as of June 27, 1998 and June 28, 1997 and for the years then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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===============================================================================


                                5,000,000 SHARES


                               PACKAGED ICE, INC.

                                  COMMON STOCK

                                ---------------
                                   PROSPECTUS
                                ---------------


                                 April 27, 1999



===============================================================================
INVESTORS SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER TO SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.